FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2021 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On June 24, 2021, the Registrant announces:

STMicroelectronics brings Tower Semiconductor on board
300mm analog and power fab under construction in Italy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 24, 2021	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

STMicroelectronics brings Tower Semiconductor on board 300mm analog and power fab under construction in Italy

Partners to accelerate ST Agrate R3 300mm fab ramp-up to large volumes

Geneva, Switzerland and Migdal Haemek, Israel, June 24, 2021 – STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications and Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, announced today an agreement by which ST will welcome Tower to its Agrate R3 300mm fab under construction on its Agrate Brianza site in Italy. ST and Tower will join forces for an accelerated fab ramp-up, a key factor to reach a high utilization level and therefore a competitive wafer cost. ST will share the cleanroom in R3, with Tower installing its own equipment in one third of the total space. The fab is expected to be ready for equipment installation later this year and start production in the second half of 2022.

ST and Tower will share the clean room space and the facility infrastructure. Both companies will invest in their respective process equipment and work together on the acceleration of the fab qualification and subsequent ramp-up. Operations will continue to be managed by ST, with select Tower personnel seconded to ST in specific roles to support fab qualification and volume ramp-up, as well as other engineering and process roles. In the early stage 130, 90 and 65nm processes for smart power, analog mixed signal and RF processes will be qualified in R3. The products in these technologies will be notably used in automotive, industrial and personal electronics applications.

“The key parameter for industrial and economic performance of a fab is its utilization. With Tower we have a great partner for analog, power and mixed-signal volume manufacturing that will enable us to qualify and ramp up the Agrate R3 300mm fab significantly faster. This will enable an optimal utilization of the fab almost right from the early stage of production. The capacity of the full build-out state of the fab could even be increased compared to the original capacity estimate of 2018, when we started the project”, said Jean-Marc Chéry, President and CEO of STMicroelectronics. “The products manufactured in Agrate R3 will support the automotive, industrial and personal electronics markets. They will contribute to ease the supply tensions in a wide range of applications in the mid to longer term.”

Tower CEO, Russell Ellwanger commented, “We are very pleased to announce this partnership with STMicroelectronics.  ST is well known for its leading technology, operational excellence, and corporate integrity. We look forward to our mutual success. Tower’s strong execution in advanced 65nm, 300mm based analog RF, power platforms, displays and other technologies, will be significantly enhanced by this activity in Agrate; more than tripling Tower’s 300mm foundry capacity to well service our customers’ increasing demand within these fast-growing markets.”

To implement this project, Tower will establish a wholly-owned Italian subsidiary. Tower will provide details on its significant cap-ex investment schedule and amounts invested as the project progresses.

About STMicroelectronics
At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle, as well as process transfer services including development, transfer, and optimization to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit: www.towersemi.com.

Contacts

STMicroelectronics		Tower Semiconductor
Investor Relations Céline Berthier Group VP, Investor Relations Tel: +41 22 929 58 12 celine.berthier@st.com	Media relations Alexis Breton Corporate External Communications Tel: + 33 6 59 16 79 08 alexis.breton@st.com	Investor Relations Contact: Noit Levi | +972-4-604-7066 | noitle@towersemi.com

This press release, including any projections made with respect to this project’s prospects, schedule, and investment amounts, as well as with respect to our respective business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with fab establishment, products and technology qualification schedule, investment amounts and other terms, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, all of which may entail new customer engagements, technology and process qualification and production facility ramp-up, and which project may require additional funding, the availability of which cannot be assured on favorable terms, if at all.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our respective business is included under the heading "Risk Factors" in ST’s and Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”), and the Dutch Authority for the Financial Markets and the Israel Securities Authority, respectively. Future results may differ materially from those previously reported. ST and Tower do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.